

Audit Report of Khal Inc, Financial Statements

Financial Year Jan 2021-Dec 2021

Prepared Under Generally Accepted Accounting Principle (GAAP)

CONTENTS

Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

TO THE KHAL INC,

We have audited the accompanying financial statements (i.e., Balance Sheet, Profit and Loss Statement, Statement of Cash Flows and Statement of Changes in Equity) of Khal Inc, which comprise the statement of assets, liabilities and stockholder's equity as of December 31, 2021, and the related statements of support and revenue expenses and reconciliation of retained earnings for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of Khal Inc, in accordance with the GAAP auditing standards as describe by the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the statement of assets, liabilities and stockholder's equity as of December 31, 2021, and its support and revenue, expenses and reconciliation of retained earnings for the year then ended in accordance with the generally acceptable accounting principle and financial reporting requirements.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information listed in the foregoing table of contents is presented for the purposes of additional analysis as required by the accounting standard. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated ***April 13, 2022*** on our consideration of Khal Inc, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with the GAAP standard, in considering Khal Inc, with internal control over financial reporting and compliance.



Prashant Mehta, CPA
Certified Public Accountant
Licensed# PAC-CPAP-LIC-033359
Dated: April 13, 2022

KHAL INC	
BALANCE SHEET	
AS ON DECEMBER 31, 2021	
	FY-2021
ASSETS:	
Current assets	
Cash	128
Restricted cash	-
Accounts receivables	-
Inventories	-
Prepaid expenses & other current assets	-
Total current assets	128
Non-Current assets	
Property, plant and equipment - net	-
Total non-current assets	-
Total assets	$ 128
LIABILITIES AND EQUITY:	
Current liabilities:	
Accounts payable	-
Other current liabilities	43,856
Total current liabilities	43,856
Non-Current liabilities	-
Total liabilities	43,856
Commitments and contingencies	-
Shareholders' equity	
Common stock	698
Accumulated deficit	(44,426)
Total shareholders equity	(43,727)
Total Equity and liabilities	$ 128

KHAL INC

STATEMENT OF PROFIT AND LOSS

FOR THE YEAR ENDED DECEMBER 31, 2021

	FY-2021
Revenue	-
Cost of revenue	-
Gross margin	-
Operating expenses:	
Supplies and material	5,233
Advertising and marketing	1,325
Salaries and wages	16,204
Utilities	800
Travelling	819
Membership and subscription	14
Legal fee	119
Office expenses	625
Bank fee and service charges	38
Total operating expenses	25,178
Loss from operations	(25,178)
Other income	-
Net Loss	$ (25,178)

KHAL INC
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common stock		Accumulated Deficit	Total
	Shares	Par value		
Balance, January 31, 2021	69,800	698	(19,248)	(18,549)
Issuance of common stock	-	-	-	-
Net loss	-	-	(25,178.26)	(25,178)
Balance, December 31, 2021	69,800	698	(44,426)	(43,727)

KHAL INC	
STATEMENT OF CASHFLOWS	
FOR THE YEAR ENDED DECEMBER 31, 2021	
	FY-2021
Operating activities:	
Net income	(25,178)
Adjustment to reconcile net income:	
Depreciation and amortization	-
Other	-
Change in operating assets and liabilities	
Accounts receivable	-
Inventories	-
Accounts payables	-
Other current and non-current liabilities	-
Cash generated by operating activities	(25,178)
Investing activities	
Cash generated by investing activities	-
Financing activities	
Proceeds from issuance of common Stock	-
Cash generated by financing activities	-
Net increase in cash	(25,178)
Add: Opening cash and cash equivalent	(18,549)
Cash at end of year	$ (43,727)

KHAL INC, (The Company)

Notes to the Financial Statements
For the Year Ended Dec 31, 2021

NOTE I — ORGANIZATION

Khal Inc. (the Company) is a platform that hosts Khal.com where Profession Chefs and cooking enthusiasts make a digital cooking profiles to show their cooking skills. The Company is headquartered in Jersey City, New Jersey.
The company was registered as a Delaware C-Corp on August 14, 2020 under Delaware law. Khal, Inc has 5,000,000 shares authorized, 698,000 issued. Khal Inc incurred an insignificant level of business activity and did not hold significant assets or liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company prepared the accompanying financial statements in conformity with cash basis accounting. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates — Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents — Cash consist of cash in hand or deposit with the bank. The Company had no investments as of December 31, 2021.

Restricted Cash — The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021.

Income Taxes — For U.S. federal income tax purposes, taxes related to income earned by the Academy represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.